September 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant
Office of Information Technologies and Services

Re:	Changyou.com Limited
Form 20-F for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 001-34271

Dear Mr. Wilson:

In connection with the response of Changyou.com Limited (“Changyou”), dated the date hereof, to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned Jasmine Zhou, Chief Financial Officer of Changyou, dated September 19, 2016 (the “Comment Letter”), Changyou acknowledges that:

•	Changyou is responsible for the adequacy and accuracy of the disclosures in the Form 20-F referenced in the Comment Letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	Changyou may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jasmine Zhou

Jasmine Zhou,

Chief Financial Officer